2 Ingrid Road
 Setauket, NY 11733-2218
Tel:  631-458-1120
Fax:  718-972-6196

November 13, 2007

Mark P. Shuman, ESQ.
Branch Chief- Legal
Securities & Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Washington, D.C. 20549

RE: VGTel, Inc.
File # 333-134408
Comment Response #7

Dear Mr.  . Shuman:

We are responding to your comment letter dated  November 6,  2007

Equity Compensation Plan Page 16.

Comment # 1.

We note your response to prior comment #2.  However, now that you have determined that there was, in fact, executive compensation, we direct you to Item 402 of Regulation S-B which describes the proper format for executive compensation disclosure.  Further, we direct your atention to Rel. No. 33-8732A and 33-8765 pertaining to inter alia the new executive compensation disclosure.  Please review Item 402 of Regulation S-B and Rel. No  33-8732A and 33-8765 and revise your executive compensation discloure accordingly.

Response to Comment #1

We revised our Executive Compensation Disclosure as follows:

Equity Compensation Plan:

The Company has not issued any Employee Benefit Plan or Dividend Reinvestment Plan, thus none are being offered pursuant to an employee benefit plan or a dividend reinvestment plan, or any equity compensation plans.

Mr. Kallus is entitled to an annual base salary of $50,000,  plus the annual sum of $6,000 for rent for providing  the use of his office to  the Company.  This amounts to  an aggregate sum of $56,000 for the fiscal year ended March 31, 2007.   For the fiscal year ended March 31, 2006,  Mr. Kallus was only entitled to be compensated for the last quarter of the fiscal year ended 2006 for an aggregate amount of $15,000

Summary Compensation Table

The table below summarizes all compensation awarded to, earned by, or paid to our executive officers by any person for all services rendered in all capacities to us from the date of our inception until July 27, 2004 to March 31, 2007.

ANNUAL COMPENSATION						LONG TERM COMPENSATION
NAME	TITLE	YEAR	SALARY	BONUS	OTHER ANNUAL COMPENSATION	RESTRICTED OPTION STOCKS/ PAYOUTS AWARDED	SARS ($)	LTIP COMPENSATION	ALL OTHER COMPENSATION
Ron Kallus (1)	President CEO and Chairman Director	2007	$56,000 (4)	0	0	0 (1)	0	0	0
Israel Hason (2)	VP Director	2007	0	0	0	0	0	0	0
Niva Kallus (3)	Secretary Director	2007	0	0	0	0	0	0	0
Ron Kallus (1)	President CEO Chairman Director	2006	$15,000 (4)	0	0	0	0	0	0
Israel Hason (2)	VP Director	2006	0	0	0	0	0	0	0
Niva Kallus (3)	Secretary Director	2006	0	0	0	0	0	0	0

(1) Ron Kallus  received 750,000  shares of our common stock pursuant to the acquisition  agreement between  Tribeka Tek, Inc. and NYN International LLC.   Such shares were not for services rendered or to be rendered by Kallus.  Additionally  each of Mr. Kallus' sons, Yoav Kallus and Nathan Kallus respectively received 420,000 shares of stock pursuant to the acquisition  agreement between  Tribeka Tek, Inc. and NYN International LLC.   Such shares were not for services rendered or to be rendered by Mr. Kallus or his sons.  Neither Yoav Kallus nor Nathan Kallus are officers or directors of the Company.

(2)  Israel Hason received 750,000  shares of our common stock pursuant to the acquisition  agreement between  Tribeka Tek, Inc. and NYN International LLC.   Such shares were not for services rendered or to be rendered by Mr. Hason.

(3)  Niva Kallus received 420,000 shares of our common stock pursuant to the acquisition agreement between Tribeka Tek, Inc. our predecessor firm and NYN International LLC.  Such shares were not for services rendered or to be rendered by Niva Kallus.  Niva Kallus is the daughter of Ron Kallus.

(4)  The sums of $56,000 and $15,000 respectively were officers compensation and rent expenses incurred,  but not paid out.  These sums were credited to Additional Paid in Capital.  ( See Financial Statements Note 9  and Note 10.)

Option/SAR Grants

We do not currently have a stock option plan. No individual grants of stock options, whether or not in tandem with stock appreciation rights known as SARs or freestanding SARs have been made to any executive officer or any Director since our inception; accordingly, no stock options have been granted or exercised by any of the officers or Directors since we were founded.

Long-Term Incentive Plans and Awards

We do not have any long-term incentive plans that provide compensation intended to serve as incentive for performance. No individual grants or agreements regarding future payouts under non-stock price-based plans have been made to any executive officer or any Director or any employee or consultant since our inception; accordingly, no future payouts under non-stock price-based plans or agreements have been granted or entered into or exercised by any of the officers or Directors or employees or consultants since we were founded.

Compensation of Directors

There are no arrangements pursuant to which Directors are or will be compensated in the future for any services provided as a Director.

Employment Contracts, Termination of Employment, Change-in-Control Arrangements

There are currently no employment or other contracts or arrangements with officers or Directors. There are no compensation plans or arrangements, including payments to be made by us, with respect to our officers, Directors or consultants that would result from the resignation, retirement or any other termination of such Directors, officers or consultants from us. There are no arrangements for Directors, officers, employees or consultants that would result from a change-in-control.

Part II

Exhibit 5.1

Comment # 2

We note your response to prior comment #3.  While you have opined separately, as requested, on 800,000 shares issued and outstanding and 3,200,000 shares issuable upon the exercise of the warrants, your revised legal opinion states that the 800,000 shares have yet to be issued.  It is our understanding that the 800,000 shares issued have already been issued and, therefore your legal opinion should not refer to a prospective issuance of the 800,000 shares, but rather should state that they have been issued.

Response to Comment # 2.

The legal opinion has been revised as follows:

LEGAL OPINION AND CONSENT OF COUNSEL

THE O'NEAL LAW FIRM, P.C.
14835 East Shea Boulevard
Suite 103, PMB 494
Fountain Hills, Arizona 85268
480-812-5058
480-816-9241 (fax)

OPINION OF COUNSEL AND CONSENT OF COUNSEL

TO: Board of Directors
VGTel, Inc.

RE: Registration Statement on Form SB-2/A Dated November 13, 2007

Gentlemen:

As counsel to VGTel, Inc., a New York corporation (the "Company"), we have participated in the preparation of the Company's Registration Statement on Form SB-2 filed with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended, relating to the registration of 800,000 shares of the Company's $0.0001 par value common stock and 3,200,000 shares of the Company's $0.0001 par value common stock underlying four (4) series of stock purchase warrants on behalf of the Company's existing shareholders.

As counsel to the Company, we have examined such corporate records, certificates and other documents of the Company, and made inquiries of such officers of the Company, as we have deemed necessary or appropriate for purposes of this opinion. We have also examined the applicable laws of the State of New York, provisions of the New York Constitution, and reported judicial decisions interpreting such laws. Based upon such examinations, we are of the opinion that the 800,000 shares of the Company's common stock  offered pursuant to the Registration Statement, are validly issued, fully paid and are non-assessable shares of the shares of the common stock of the Company. Further, we are of the opinion that the 3,200,000 shares of the Company's common stock  to be issued upon the exercise of the warrants , when issued, shall be validly issued, fully paid and are non-assessable shares of the shares of the common stock of the Company. We hereby consent to the inclusion of this Opinion as an exhibit to the Registration Statement on Form SB-2 filed by the Company and the reference to our firm contained therein under "Legal Matters".

Sincerely,
/s/ William O’Neal
/s/ THE O'NEAL LAW FIRM, P.C.

Fountain Hills, Arizona

DATED:  November 13, 2007

Exhibit # 23.1

Comment # 3.

We note that the consent of  your independent public accountants includes a reference to the inclusion of their opinion in the Company's registration statement dated August 22, 2007.  Please revise to include a proper reference to the most recently filed SB-2/A.  Further, please revise to include the date for which the independent auditor's report for which they are consenting to include in your registration.

Comment Response #3.

Our auditor revised the Consent letter as follows:

N. Blumenfrucht CPA PC
1040 East 22nd Street
Brooklyn New York 11210
Tel.- 718-692-2743
Fax -718-692-2203

DATED:  November 13,  2007

U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth St. N.W.
Washington DC 20549

Re: VGTel, Inc.
- Form SB-2 Registration Statement

Dear Sirs:

As independent registered public accountants, we hereby consent to the inclusion or incorporation by reference in this Form SB-2/A  Registration Statement - dated  November 13, 2007 of the following:

1. Our report to the Board of Directors of VGTel, Inc. (formerly NYN International LLC.) dated August 1, 2007 as of  March 31, 2007 and 2006, and the related statements of operations and cash flows for the years ended March 31, 2007 and 2006 and for the periods July 27, 2004 (inception)  through March 31, 2007

2. In addition, we also consent to the reference to our firm as experts in accounting and auditing included in this Registration Statement.

Yours truly,

November 13,  2007
/s/ N. Blumenfrucht CPA PC

 Please note, all of our changes appear in the color red to note  revision marks.   We utilize the Edgarfilings program and it does appear as red revision marks on our copy.   Please let us know if for some reason these revision marks are not showing up at your end.   If so, we apologize for this inconvenience and will try to rectify this with the vendor providing the software program.

To expedite our response to your next comment letter,  I respectfully request that you fax your comment letter or clearance to 718-972-6196.

Sincerely

/s/ Ron Kallus